

07007185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 (MM/DD/YY) AND ENDING 9/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery (City) Alabama (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan S. Waldrop (334) 265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street (Address) Montgomery (City) Alabama (State) 36104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING

PROCESSED
JAN 0 9 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC MAIL PROCESSING
RECEIVED
NOV 14 2007
WASH. D.C.
160
SECTION

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-Chairman and Chief Operating Officer

Title

MELISSA T. BOYLE
NOTARY PUBLIC
STATE OF ALABAMA
MY COMMISSION EXPIRES JUNE 15, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

FINANCIAL STATEMENTS PURSUANT
TO SECTION 17 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED BY THE
SECURITIES ACT AMENDMENTS OF 1975
AND RULE 17a-5 THEREUNDER AS OF
SEPTEMBER 30, 2007


SEC MAIL PROCESSING
RECEIVED
NOV 14 2007
WASH. D.C.
160
SECTION

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com



MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated as of September 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 6, 2007

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
(X-17A-5)
AT SEPTEMBER 30, 2007

ASSETS

	ALLOWABLE	NONALLOWABLE	TOTAL
Cash	$ 4,661,856	$ 100	$ 4,661,956
Receivables from brokers or dealers and clearing organizations:			
Other	120,000		120,000
Securities owned at market value:			
Stocks and warrants	2,662,506		2,662,506
Property, furniture, equipment, leasehold improvements and rights under lease agreements - at cost (Net of accumulated depreciation and amortization of $890,351)		278,823	278,823
Other assets:			
Loans and advances		2,887,212	2,887,212
Miscellaneous		25,471	25,471
Total assets	$ 7,444,362	$ 3,191,606	$ 10,635,968

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Liabilities:			
Accounts payable and accrued liabilities and expenses:			
Accounts payable	$ 269,976		$ 269,976
Deferred income taxes		$ 901,000	901,000
Accrued expenses and other liabilities	4,982,489		4,982,489
Total liabilities	$ 5,252,465	$ 901,000	6,153,465
Stockholders' equity:			
Common stock:			
Class A, voting, $1 par value; authorized 3,000 shares, 2,872 shares issued; 2,390 shares outstanding			2,872
Class B, nonvoting, $1 par value; authorized 1,000 shares, 550 shares issued; 321 shares outstanding			550
Additional paid-in capital			433,861
Retained earnings			4,800,465
			5,237,748
Less: Common stock in treasury; 711 shares at cost			755,245
Total stockholders' equity			4,482,503
Total liabilities and stockholders' equity			$ 10,635,968

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
Balance at September 30, 2006	$ 3,422	$ 433,861	$4,758,681	$ (755,245)
Net income for year ended September 30, 2007			41,784	
Balance at September 30, 2007	$ 3,422	$ 433,861	$4,800,465	$ (755,245)

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF INCOME
(X-17A-5)
FOR THE YEAR ENDED SEPTEMBER 30, 2007

REVENUE:	
Underwriting transactions	$ 7,434,305
Advisory fees	1,313,653
Gain (loss) on principal transactions:	
Realized	2,187
Unrealized	(125,294)
Interest	168,185
Other income	69,596
Total revenue	8,862,632
EXPENSES:	
Employee compensation and benefits	7,533,696
Communications	67,652
Occupancy and equipment costs	472,986
Promotional costs	441,680
Interest expense	11,252
Regulatory fees and expense	24,097
Other expenses	254,016
Total expenses	8,805,379
INCOME BEFORE INCOME TAXES	57,253
INCOME TAX EXPENSE	15,469
NET INCOME	$ 41,784

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007
Increase (Decrease) in Cash

CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:	
Net income	$ 41,784
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	92,509
Increase in accrued interest income	(233)
Loss on disposal of assets	41,340
Unrealized loss on securities	125,294
Deferred income tax benefit	(89,000)
Decrease in receivables	314,986
Decrease in securities inventory	14,757
Decrease in other assets	462
Increase in accounts payable and accrued expenses	2,190,445
Net cash from operating activities	2,732,344
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:	
Principal amounts received on notes receivable, net	45,700
Proceeds from sale of assets	9,950
Purchases of equipment	(25,187)
Advances to officers, net	(2,486)
Net cash from investing activities	27,977
NET INCREASE IN CASH	2,760,321
CASH AT BEGINNING OF YEAR	1,901,635
CASH AT END OF YEAR	$4,661,956
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 11,252
Income taxes	49,464
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:	
Equipment additions included in accounts payable	53,110
Net book value of asset included in like-kind exchange	12,650

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2007, the Company has a cash balance of approximately $4,922,000 that is uninsured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable - Accounts receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Securities transactions - The Company records securities transactions and recognizes related revenues on a trade date basis.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2007 consist of the common stock of a publicly traded bank holding company with a cost of $162,500.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below.

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold or otherwise disposed.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - PROPERTY AND EQUIPMENT:
Furniture, equipment and leasehold improvements consist of the following:

Leasehold improvements	$ 32,917
Furniture and office equipment	414,305
Automobiles	109,632
Airplane	612,320
	1,169,174
Less: Accumulated depreciation and amortization	890,351
Totals	$ 278,823

NOTE 3 - LINE OF CREDIT - BANK:
The Company has a $750,000 line of credit with Sterling Bank under which no draws were outstanding at September 30, 2007. The variable rate line of credit bears interest at 2.50% plus 30 day LIBOR. The effective rate at September 30, 2007 was 8.17%. The line of credit is secured by certain Company investment securities with a market value of $887,502 at September 30, 2007. The line of credit expires June 1, 2008.

The Company has a $5,000,000 line of credit with the National Bank of South Carolina under which no draws were outstanding at September 30, 2007. The variable rate line of credit bears interest at the Bank's prime floating rate. The effective rate at September 30, 2007 was 7.75%. The line of credit is secured by municipal securities returned to the Bank's Depository Trust Company account. The line of credit expires May 15, 2008.

NOTE 4 - LEASES:
The Company subleases office space from a partnership, of which one partner is a stockholder of the Company. This lease agreement expired on September 30, 2007. The lease will remain on a month-to-month basis until a new lease is signed. Rental expense amounted to $142,096 for 2007.

NOTE 5 - SUBORDINATED LIABILITIES:
At September 30, 2007, the Company had no liabilities subordinated to the claims of general creditors.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 6 - INCOME TAXES:
Net deferred tax liabilities consist of the following components as of September 30, 2007:

Deferred tax liabilities:	
Marketable securities	$ 957,000
Deferred tax assets:	
Furniture, equipment and leasehold improvements	(14,000)
Contribution carryforward	(42,000)
Net deferred tax liability	$ 901,000

The provision for corporate income taxes for the year ended September 30, 2007 consists of the following:

Deferred income tax benefit	$ (89,000)
Current income tax expense:	
Federal	88,029
State	16,440
Total income tax expense	$ 15,469

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended September 30, 2007 primarily due to nondeductible expenses.

NOTE 7 - RETIREMENT PLAN:
The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense for the year ended September 30, 2007 was $272,889.

NOTE 8 - NET CAPITAL REQUIREMENT:
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2007, the Company had net capital and net capital requirements of $757,691 and $350,164 respectively. The Company's percentage of aggregate indebtedness to net capital was 693%. The ratio of aggregate indebtedness to net capital may not exceed 1500%. The net capital rules may effectively restrict the payment of cash dividends.

NOTE 9 - RECEIVABLES FROM RELATED PARTIES:
At September 30, 2007, loans and advances include $2,754,132 from officers and employees. This amount includes a $2,625,000 note receivable from one officer. The note has scheduled annual principal payments of $45,000 plus interest at 4.75% through September 30, 2013, with the balance due October 1, 2014. The interest earned on related party receivable during the year ended September 30, 2007 was $133,824.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK:
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2007

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$4,482,503
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	3,191,606
Other deductions and/or charges	20,000
Total deductions and/or charges	3,211,606
Other additions and/or allowable credits:	
Deferred tax liability	264,379
Net capital before haircuts on securities positions	1,535,276
Haircuts on securities:	
Marketable investments	399,376
Undue concentration	378,209
Total haircuts on securities	777,585
Net capital	$ 757,691

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from statement of financial condition	$5,252,465
Total aggregate indebtedness	$5,252,465
Percentage of aggregate indebtedness to net capital	693%

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (X-17A-5) AS OF SEPTEMBER 30, 2007

CREDIT BALANCES:	
Free credit balances and other credit balances in customer security accounts	NONE
DEBIT BALANCES:	
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE
RESERVE COMPUTATION:	
Excess of total credits over total debits	
105% of total credits over total debits	
Amount held on deposit in "Reserve Bank Account," end of reporting period	
Net amount in reserve bank account after deposit	$ -
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2007 and the financial statements as required by Rule 17a-5.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2007

	FOCUS - PART II QUARTER ENDED SEPTEMBER 30, 2007	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT SEPTEMBER 30, 2007
COMPUTATION OF NET CAPITAL			
Total stockholders' equity from statement of financial condition	$ 4,574,629	$ (92,126)	$ 4,482,503
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	3,165,363	26,243	3,191,606
Other deductions and/or charges	20,000		20,000
Total deductions and/or charges	3,185,363	26,243	3,211,606
Other additions and/or allowable credits:			
Deferred tax liability	264,490	(111)	264,379
Net capital before haircuts on securities positions	1,653,756	(118,480)	1,535,276
Haircuts on securities:			
Marketable investments	399,376		399,376
Undue concentration	378,537	(328)	378,209
Total haircuts on securities	777,913	(328)	777,585
Net capital	$ 875,843	$ (118,152)	$ 757,691
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total A.I. liabilities from statement of financial condition	$ 5,087,392	$ 165,073	$ 5,252,465
Total aggregate indebtedness	$ 5,087,392	$ 165,073	$ 5,252,465
Percentage of aggregate indebtedness to net capital	581%	112%	693%

The adjustments are primarily due to the addition of equipment, deferred income taxes and accrued expenses posted after preparation of Focus report.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2007

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3	NONE
Number of items	NONE

THE FRAZER LANIER COMPANY, INCORPORATED

MONTGOMERY, ALABAMA

SEPTEMBER 30, 2007

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5



SEC MAIL PROCESSING
NOV 1 2007
WASH. D.C.

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com



MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In planning and performing our audit of the financial statements of The Frazer Lanier Company, Incorporated (the Company) as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 6, 2007

END